Exhibit 99.1

AYR Wellness Executes Senior Secured Bridge Credit Agreement

MIAMI, August 29, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR”) together with its affiliates and subsidiaries (collectively the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today executed a definitive senior secured bridge term loan agreement (the “Bridge Credit Agreement”), which will provide the Company with up to US$50 million of committed funding to support ongoing operations and to facilitate the orderly transition of its core business in accordance with the previously-announced restructuring support agreement dated July 30, 2025 (the “RSA”).

The Bridge Credit Agreement was entered into among CSAC Holdings Inc. (the “Borrower”), an indirect wholly-owned subsidiary of AYR, the lenders party thereto (collectively, the “Lenders”), Acquiom Agency Services LLC as administrative agent and collateral agent (the “Agent”), and certain AYR subsidiaries as guarantors.

“Execution of the Bridge Credit Agreement is the latest milestone in our ongoing restructuring effort and a pivotal step in securing the funding needed to advance our restructuring plan, safeguard operations, and preserve the value of our core assets for the benefit of our stakeholders,” said Scott Davido, Interim Chief Executive Officer of AYR. “We appreciate the continued support of our noteholders and look forward to closing the Sale Transaction contemplated by the RSA.”

The Bridge Credit Agreement provides for a multiple-draw senior secured term loan facility in an aggregate principal amount of up to US $50 million (the “Bridge Facility”). The Bridge Facility is comprised of Initial Term Loans (Tranche A and Tranche B) and Delayed Draw Term Loans (Tranche A). The Bridge Facility is guaranteed by AYR Wellness Holdings LLC and all direct and indirect subsidiaries of the Borrower (collectively, the “Guarantors”).

Ayr will use proceeds of the Tranche A loan to fund working capital and general corporate purposes in accordance with a 13-week cash-flow budget approved in writing by Lenders holding at least a majority of the aggregate commitments under the Bridge Facility (the “Required Lenders”), as well as to pay expenses of the Sale Transaction (as defined below) and related restructuring costs. Proceeds of the Tranche B loans will fund a court-supervised wind-down of the Company’s non-core assets, subject to a wind-down budget that is similarly required to be approved in writing by the Required Lenders.

The Bridge Facility is secured by all present and future acquired assets of the Borrower and Guarantors. These liens rank pari passu with the liens securing AYR’s outstanding senior secured notes, pursuant to an equal-priority intercreditor agreement entered into concurrently with the Bridge Loan Agreement. The Bridge Facility is otherwise senior to all unsecured indebtedness and, except as described below, is not convertible into equity.

The loans under the Bridge Facility bear interest at a rate of 14.0% per annum, payable in kind (“PIK”) and capitalized on the last business day of each calendar month. The maturity of the Tranche A loan is the earlier of: (i) 60 days after the closing date, (ii) November 16, 2025, or (iii) certain other customary accelerated maturity events tied to the Sale Transaction or events of default. The Tranche B loans mature on the earlier of: (i) 95 days after the consummation of the credit-bid sale under Article 9 of the Uniform Commercial Code (the “Sale Transaction”) and (ii) February 19, 2026. All obligations under the Bridge Facility are subject to customary acceleration upon an event of default.

In addition, the Bridge Facility provides for a commitment premium equal to 10% of the aggregate commitments, an exit premium equal to 10% of the aggregate commitments, and a backstop premium equal to 15% of the aggregate commitments, payable to certain backstop parties. All premiums are fully earned on closing, payable in kind, and, at each Lender’s election, may be exchanged for equity in the post-sale entity in accordance with the RSA.

The Bridge Credit Agreement contains customary affirmative and negative covenants, including requirements to maintain cannabis licenses, restrictions on additional indebtedness, liens, asset sales, and investments, as well as weekly cash-flow reporting, variance testing, and milestone covenants. The Company is also subject to a minimum liquidity covenant of US $17.5 million, tested weekly.

Events of default under the Bridge Facility include, among other things, payment defaults, covenant breaches, cross-defaults, insolvency events, change of control, termination events under the RSA, and failure to meet specified restructuring milestones.

On the effective date of the Sale Transaction, all outstanding principal and accrued PIK interest under the Bridge Facility will automatically roll, on a dollar-for-dollar basis, into a new senior secured “take-back” term facility to be issued by the purchaser entity that acquires the Company’s core business through the Article 9 sale process contemplated by the RSA.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the anticipated use of proceeds of the Bridge Facility, the Company’s ability to satisfy covenants and milestones, the consummation of the Sale Transaction and related restructuring transactions, the conversion of the Bridge Facility into a take-back debt facility, and the Company’s future financial and operating performance. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, the ability of the Company to comply with the terms of the Bridge Credit Agreement and the RSA, obtaining required regulatory and court approvals; changes in laws and regulations, the availability of financing on acceptable terms; the performance of the cannabis industry generally, and other risks and uncertainties described in the Company’s public filings. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator with over 90 licensed retail locations across Florida, Pennsylvania, New Jersey, Ohio, Nevada, and Virginia. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers. AYR also offers a growing suite of CPG brands—including Kynd, Haze, and Later Days—designed to meet a wide range of consumer needs across its markets.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397